Exhibit 99.1

Double Hull Tankers, Inc. Reports Fourth Quarter 2006 Results

ST. HELIER, JERSEY, CHANNEL ISLANDS, FEBRUARY 9, 2007 — Double Hull Tankers, Inc. (NYSE:DHT) today announced results for the period from October 1 to December 31, 2006. Total revenues for this period were $21.9 million and net income was $9.0 million, or $0.30 per share (diluted). The Board of Directors of DHT has declared a dividend of $0.44 per share, which will be paid on March 6, 2007 to shareholders of record as of the close of business February 22, 2007. DHT plans to host a conference call at 9 am ET on February 9, 2007 to discuss the results for the quarter. See below for further details.

For the year ended December 31, 2006 total revenues were $86.8 million and net income was $35.7 million, or $1.19 per share (diluted).

Fourth Quarter 2006 Results

Total revenues for the fourth quarter of $21.9 million ($21.3 million in the third quarter) consist of $17.9 million in base charter hire revenue and $4.0 million in additional hire under the company’s profit sharing arrangements with OSG. Of the additional hire, $2.3 million relates to the VLCCs and $1.7 million relates to the Aframax vessels. In the fourth quarter, DHT’s VLCC and Aframax tankers achieved average time charter equivalent (TCE) earnings in the commercial pools of $52,900 ($64,200 in the third quarter) and $34,100 ($33,000 in the third quarter) per day, respectively, according to data from the commercial pools. In general, through the profit sharing agreements, DHT earns 40% of the excess of the vessels’ actual net TCE earnings in the commercial pools over the base charter hire rates for the quarter, calculated on a fleet wide basis and on a four quarter rolling average. The actual average TCE earnings that DHT received for its vessels during the fourth quarter were $46,100 ($48,000 in the third quarter) and $26,200 ($26,200 in the third quarter) per day for the VLCCs and Aframax vessels, respectively.

Actual average TCE earnings are calculated by dividing the total revenue actually earned by the vessels by the sum of the total days each vessel was on hire during the period, or “revenue days”.  In the fourth quarter, the vessels’ revenue days were 267 (244 days in the third quarter) for the VLCCs and 367 (368 days in the third quarter) for the Aframax vessels.

For the fourth quarter of 2006 DHT’s vessel expenses, including insurance costs, were $4.6 million, depreciation and amortization expenses were $4.3 million and general and administrative expenses were $0.7 million.

Net finance expenses, including amortization of deferred debt issuance costs, were $3.3 million. DHT has entered into an interest rate swap agreement for the full amount of its term loan of $236 million, effectively fixing the interest rate at 5.6% until October 18, 2010. The term loan is non-amortizing until October 18, 2010.

Market Update

The continued changes in the pattern of sourcing of crude oil, mainly a result of China’s multi-sourcing of supplies and the increase in non-OPEC production, led to ever longer transportation distances and increase in the ton/mile transportation demand.  The oil companies increasing preference for double hull tankers, further cemented by BP and Chevron declaring their policy of exclusively chartering double hull tankers from 2007, lead to longer waiting times for single hull tankers and reduction in trading efficiency for the world tanker fleet, a situation that bodes well for DHT’s fleet of double hull tankers.

Market rates for VLCCs and Aframax tankers were not as strong in the fourth quarter of 2006 as anticipated, but the rates were above the base charter hire rates of DHT’s charter arrangements with OSG, both for the VLCCs and the Aframax tankers. The market in the fourth quarter can be attributed to several factors, including seasonal volatility, the substantial build up of precautionary inventories in the third quarter, milder weather and no major weather related incidents.  Furthermore the differential in the price of natural gas and crude oil has reportedly led several power plants to change from oil to natural gas.

Vessels’ Charter Arrangements and Vessel Operations

Our fleet of seven vessels have been time chartered to OSG from October 2005 for periods of 5-6 ½ years. We believe that the base hire component of each of our time charters will provide us with stable cash flows during market downturns, as our charters provide for fixed monthly base hire payments regardless of prevailing market rates so long as the vessel is not off hire. If market rates exceed the daily base hire rates set forth in our charters, we have the opportunity to participate in the excess due to the profit sharing component of our charter arrangements.

All vessels are subject to scheduled periodic dry docking for the purpose of special survey and other interim inspections. Additionally, vessels can be subject to unscheduled off hire for ongoing maintenance purposes.

During the fourth quarter, repairs to a fuel pump on the Regal Unity, one of our VLCCs, resulted in 7.6 days off hire. Overseas Sophie’s scheduled completion of interim survey during the fourth quarter was delayed, and is now expected to take place in the first quarter 2007 amounting to an estimated 3 days off hire. In the first half of 2007, Regal Unity is scheduled to undergo a routine class special survey resulting in an estimated 14 days off hire. Two of our Aframaxes, Rebecca and Ania, are scheduled to undergo interim surveys in the second and third quarter of 2007, respectively, resulting in an estimated 3 days off hire per vessel.

Upon request by the charterer to have the ships renamed to include the charterer’s prefix “Overseas”, the company is changing  the names of Regal Unity, Rebecca and Ania  to Overseas Regal, Overseas Rebecca and Overseas Ania, respectively.

Growth Strategy

The company’s strategy to selectively grow through a disciplined and low risk approach focused on dividend and shareholders value remains unchanged. A number of growth opportunities were reviewed during 2006 but while several were found to be accretive to dividend per share in the short term, none have been identified to add to long term shareholder value without undue risk.

Secondary Offering

On January 24, 2007, DHT announced  that Overseas Shipholding Group, Inc. (OSG), DHT’s largest shareholder, had sold 4.6 million shares of DHT’s common stock in a registered public offering underwritten by Merrill Lynch & Co. on January 23, 2007. As a result of this sale, OSG’s beneficial ownership of DHT common stock has been reduced from 44.5% to 29.17%. DHT will not receive any proceeds from this sale of its common shares.

FINANCIAL INFORMATION

SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
($ in thousands except per share amounts)

	4Q 2006 Oct 1-Dec. 31, 2006	3Q 2006 July 1-Sept. 30, 2006	2Q 2006 April 1-June 30, 2006	1Q 2006 Jan 1-March 31, 2006	Year ended Dec 31, 2006

Shipping revenues	$21,933	$21,299	$19,363	$24,198	$86,793

Vessel expenses	4,648	4,866	4,679	4,496	18,690
Depreciation and amortization	4,264	4,263	4,216	4,172	16,915
General and administrative	721	487	577	604	2,389

Total operating expenses	9,633	9,616	9,472	9,272	37,994

Income from vessel operations	12,300	11,683	9,891	14,926	48,799

Interest income	227	217	267	196	908
Interest expense and amortization of deferred debt issuance cost	3,494	3,499	3,496	3,468	13,957

Net income	9,033	8,401	6,662	11,654	35,750

Basic net income per share	$0.30	$0.28	$0.22	$0.39	$1.19
Diluted net income per share	$0.30	$0.28	$0.22	$0.39	$1.19

Weighted average shares (basic)	30,009,250	30,006,250	30,006,250	30,006,250	30,007,000
Weighted average shares (diluted)	30,023,522	30,017,448	30,010,634	30,013,806	30,016,352

SUMMARY CONSOLIDATED BALANCE SHEETS
($ in thousands)

	Dec. 31, 2006	Dec. 31, 2005

Current Assets
Cash and Cash Equivalents	$17,680	$15,893
Voyage receivables from OSG	4,009	5,506
Unrealized gain on interest rate swap	1,712	—
Prepaid Expenses	331	281
Prepaid Technical Management Fee to OSG	1,324	1,324
Total Current Assets	25,056	23,004

Vessels, net*	322,577	339,491
Other assets incl. deferred debt issuance cost	1,407	1,567

Total Assets	$349,040	$364,062

Current Liabilities
Accounts payable and accrued expenses	$3,456	$3,895
Unrealized loss on interest rate swap	—	807
Deferred Shipping Revenues	6,169	6,126
Total Current liabilities	9,625	10,828

Long term debt	236,000	236,000

Total Stockholders equity*	103,415	117,234

Total Liabilities and Stockholders’ Equity	$349,040	$364,062

*                    In October 2005, DHT acquired the 7 vessels in its fleet for a total purchase price of $580.6 million from OSG. DHT was required to carry over OSG’s historical book values of the vessels to its books, and the excess of the aggregate purchase price above their historical book value was recorded as a reduction of stockholders’ equity. This reduction amounted to $233 million and represents a deemed dividend to OSG.

EARNINGS CONFERENCE CALL INFORMATION
DHT plans to host a conference call at 9 am ET on February 9, 2007 to discuss the results for the quarter. All shareholders and other interested parties are invited to call into the conference call, which may be accessed by calling (866) 831-6272 within the United States and +1-617-213-8859 for international calls. The passcode is “Double Hull”. A live webcast of the conference call will be available in the Investor Relations section on DHT’s website at http://www.dhtankers.com.

An audio replay of the conference call will be available from 11:00 a.m. ET on February 9, 2007 through midnight ET on February 16, 2007 by calling toll free (888) 286-8010 within the United States or +1-617-801-6888 for international callers. The passcode for the replay is 36483471. A webcast of the replay will be available in the Investor Relations section on DHT’s website at http://www.dhtankers.com.

Forward Looking Statements

This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuildings, oil prices and seasonal fluctuations in vessel supply and demand.  When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements are intended as “forward-looking statements.”  All statements in this document that are not statements of historical fact are forward-looking statements.

The forward-looking statements included in this press release reflect DHT’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions.  We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The reasons for this include the risks, uncertainties and factors described under the section of our prospectus included in our registration statement on Form F-1 entitled “Risk Factors,” a copy of which is available on the SEC’s website at www.sec.gov.  These include the risk that DHT may not be able to pay dividends; the highly cyclical nature of the tanker industry; global demand for oil and oil products; the number of newbuilding deliveries and the scrapping rate of older vessels; the risks associated with acquiring additional vessels; changes in trading patterns for particular commodities significantly impacting overall tonnage requirements; risks related to terrorist attacks and international hostilities; expectations about the availability of insurance; our ability to repay our credit facility or obtain additional financing; our ability to find replacement charters for our vessels when their current charters expire; compliance costs with environmental laws and regulations; risks incident to vessel operation, including discharge of pollutants; and unanticipated changes in laws and regulations.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements included in this press release. DHT does not intend, and does not assume any obligation, to update these forward-looking statements.

CONTACT:                               Eirik Ubøe
               Phone: +44 1534 639 759 and +47 412 92 712
               E-mail: info@dhtankers.com and eu@tankersservices.com